CLIFFORD CHANCE US LLP Two Manhattan West 375 9th Avenue New York, NY 10001-1696 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

July 31, 2024

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Lisa N. Larkin, Senior Counsel, Division of Investment Management
Ms. Megan Miller, Staff Accountant, Division of Investment Management

Re:	TCW Spirit Direct Lending LLC (File No. 811-23967)

Dear Ms. Larkin and Ms. Miller:

On behalf of our client, TCW Spirit Direct Lending LLC (the “Fund”), set forth below are the Fund’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on June 28, 2024 in connection with the registration statement (the “Registration Statement”) for the Fund, filed with the SEC on May 30, 2024 on Form N-2. Below, we provide your comments and the Fund’s responses. To the extent edits to the Registration Statement are necessary to respond to the comments, they will be reflected in a post-effective amendment to the Registration Statement for the Fund, which will be filed via EDGAR on or about July 31, 2024 (the “Post-Effective Amendment No. 1”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statements.

FACING SHEET

Comment 1.	Disclosure states that the fund’s units will be issued in private placement transactions under “Section 4(2)” of the Securities Act of 1933. Please revise to state, “Section 4(a)(2).”

Response 1. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

PROSPECTUS

Page A-1 – Item 3. Fee Table and Synopsis

Comment 2.	The Fund has omitted the synopsis (Item 3.2) pursuant to paragraph 3 of Instruction G of the General Instructions to Form N-2. Please delete “and Synopsis” from the heading in this section.

Response 2. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Lisa N. Larkin

Megan Miller

July 31, 2024

Comment 3.	Please align the headings in the fee table with the Form N-2 requirements, e.g., add “attributable to limited liability company units” after “as a percentage of net assets.” See Item 3.1 of Form N- 2.

Response 3. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Comment 4.	In the line item for “Management Fee”:

• Please add “Base” before “Management Fee.”

•  Please confirm that the Fund has disclosed the management fee as a percentage of net assets. The footnote to this line item may disclose the management as a percentage of gross assets. Please include in the footnote a cross-reference to a discussion of the Item 9.1.b. discussion of the management fee. The Item 9.1.b. discussion should disclose the management fee as a percentage of average net assets as well as gross assets. See Item 3, Instr. 7 and Item 9.1.b.3., Instrs. 1 and 2 of Form N-2.

•  The term “Members” and “Unitholders” appear variously throughout the registration statement. The Fund’s Amended and Restated Limited Liability Company Agreement appears to define members as “Common Unitholders.” Please ensure that references to investors are accurate and consistent throughout the registration statement.

Response 4. The requested disclosure will be reflected in Post-Effective Amendment No. 1. In addition, the Fund confirms that the management fee is disclosed as a percentage of net assets, which is equal to the calculation of the management fee as a percentage of gross assets.

Comment 5.	Please delete “Fees and” from the line item for “Fees and Interest Payments on Borrowed Funds,” or explain why inclusion is necessary

Response 5. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Comment 6.	In the line item for “Other Expenses,” please confirm that the fees included in the parenthetical are the only fees included. Otherwise, please delete the parenthetical.

Response 6. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Comment 7.	In the line item for “Incentive Fee”:

• Please relocate the line item to appear directly after “Base Management Fee.”

Lisa N. Larkin

Megan Miller

July 31, 2024

• Please delete the fee listed for “Incentive Fee” and replace with a dash as the present inclusion assumes a certain level of positive performance

• Please consider revising footnote 4 to state, as applicable,

• Performance targets are not assumed, and therefore, no incentive fee is included;

• Incentive fees are expected to increase as income increases and include any appropriate examples.

Response 7. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-2 – Item 3. Fee Table and Synopsis

Comment 8.	In footnote 5:

• Please supplementally explain what “AU$” means.

• Please clarify that the Fee Waiver Agreement shall become effective at the time the Fund commences operations and shall continue for a period of one year.

• Please supplementally explain whether the Adviser may be reimbursed for fees waived under the Fee Waiver Agreement.

• Please confirm that the incentive fee does not have a capital gains component.

Response 8. The Fund notes that the initial investment in the Fund was made in Australian dollars (“AU$”). In Post-Effective Amendment No. 1, the Fund will amend footnote 5 to reflect United States dollars.

The Fund confirms that any fees waived under the Fee Waiver Agreement are not subject to reimbursement to the Adviser by the Fund. The Fund also confirms that the incentive fee does not have a capital gains component.

The requested disclosure concerning the Fee Waiver Agreement will be reflected in Post-Effective Amendment No. 1.

Comment 9.	In the Expense Example, please round all dollar figures to the nearest dollar. See Item 3, Instr. 3 of Form N-2.

Response 9. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-2 – Item 8.1 General Description of the Registrant

Comment 10.	Please revise the second bullet point, as follows:

•  The Fund’s units will not be listed on an exchange, and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

Lisa N. Larkin

Megan Miller

July 31, 2024

Response 10. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Comment 11.	Please add the following bullet points:

• The amount of distributions that the Fund may pay, if any, is uncertain.

•  The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response 11. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-3 – Item 8.2 Investment Objectives and Policies

Comment 12.	In the third paragraph, disclosure refers to unsecured senior loans, subordinated loans, and mezzanine loans. If the Fund holds a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Response 12. The Fund confirms that it does not presently intend to hold a significant amount of covenant-lite loans. To the extent that this changes in the future, the Fund would update relevant disclosure, as requested.

Page A-4 – Item 8.2 Investment Objectives and Policies

Comment 13.	In the top paragraph, disclosure states, “The Fund will consider financings for many different purposes, including corporate acquisitions, growth opportunities, liquidity needs, rescue situations, recapitalizations, debtor-in-possession (‘DIP’) loans, bridge loans and Chapter 11 exits.” Please revise this sentence using clear, concise, and understandable language.

Response 13. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-4 – Fundamental Investment Policies

Comment 14.	Please revise the definition of “majority of the outstanding voting Units of the Fund” to align with the language in section 2(a)(42) of the Investment Company Act of 1940 (“1940 Act”) (e.g., 67 per centum or more, instead of 66-2/3% or more).

Response 14. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Lisa N. Larkin

Megan Miller

July 31, 2024

Page A-5 – Fundamental Investment Policies

Comment 15.	In the second bullet point, disclosure states that the “Fund intends to not invest more than 30% of its total assets in (a) any blind pool investment fund or similar vehicle established and managed by a party unrelated to the Adviser and (b) investments outside of the United States and Canada.”

•  Please tell us how much the Fund will invest in hedge funds and/or private equity funds (including collateralized fund obligations, if relevant) that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard— the latter of which the fund satisfies. As the Fund limits investments to accredited investors but does not appear to impose a minimum investment standard, please explain to us why it is/would be appropriate to offer units without imposing an investment minimum of at least $25,000. We may have additional comments after reviewing your response.

• If the Fund will invest in non-U.S. investments as a principal investment strategy, please add appropriate disclosure to the principal investment strategies and risks sections.

Response 15. The Fund does not intend to invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7). The Fund confirms that it does not intend to invest in non-U.S. investments as part of its principal investment strategy.

Page A-5 – Item 8.3. Risk Factors

Comment 16.	The risks on pages A-5 through A-7 do not have a heading that identifies what links the risks together, although the remaining risks do have such headings. Please consider adding a heading to this section, or consider integrating the risks into the other sections.

Response 16. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Lisa N. Larkin

Megan Miller

July 31, 2024

Page A-6 – Lack of Operating History

Comment 17.	Disclosure refers to past performance of “the prior Direct Lending Funds.” This term is not yet defined. Please revise.

Response 17. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-7 – Dependence on Key Personnel and Other Management

Comment 18.	Disclosure refers to the potential loss of services of four individuals who have not previously been identified. Please add disclosure that explains who these individuals are and what relevance they have to the Fund.

Response 18. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-8 – Portfolio Concentration

Comment 19.	Please revise this section to clarify that the Fund has a fundamental policy to not concentrate its investments in an industry or group of industries.

Response 19. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-9 – Valuation Risk

Comment 20.	In the fourth sentence, disclosure states, “There is no single standard for determining fair value in good faith.” Please clarify, as you do on page A-19, that rule 2a-5 of the 1940 Act provides a framework for fund valuation practices.

Response 20. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-9 – Currency Hedging Risk

Comment 21.	If currency hedging is a principal investment risk, please add corresponding disclosure about currency hedging transactions to the principal investment strategies section.

Response 21. The Fund confirms that currency hedging is not a principal investment risk. The Fund intends to utilize currency hedging to the extent the Fund has investments denominated in non-U.S. currencies, however, such investments are not intended to be principal investments.

Lisa N. Larkin

Megan Miller

July 31, 2024

Page A-10 – Interest Rate Risk

Comment 22.	Please consider whether it is necessary to add disclosure regarding the transitions associated with the use of an interest rate benchmark (e.g., from LIBOR to SOFR, SONIA, etc.).

Response 22. The Fund has determined that it is not necessary to add disclosure regarding the transitions associated with the use of an interest rate benchmark. The Fund does not and does not anticipate that it will hold investments that will be impacted by such a transition.

Page A-10 – Reliance Upon Consultants

Comment 23.	Disclosure refers to the Adviser’s potential use of consultants to evaluate proposed investments. Please add disclosure to the principal investment strategies section that identifies such consultants and that explains how they were selected, what role they will have, whether they will be paid out of Fund assets, and how such payment will be determined, consistent with the requirements of section 15 of the 1940 Act.

Response 23. The Fund does not currently anticipate engaging any consultants to evaluate proposed investments. If in the future the Fund identifies a consultant to engage, it will consider the extent to which additional disclosure is required and whether such engagement rises to the requirements of section 15 of the 1940 Act.

Page A-10 – Use of Investment Vehicles

Comment 24.	Disclosure refers to risks associated with joint ventures, partnerships, or other special purpose vehicles. Please add disclosure to the principal investment strategies section regarding the use of such vehicles, including how they are structured (e.g. are they wholly-owned and controlled or minority interests in unaffiliated vehicles), and whether they will involve affiliates of the Fund or Adviser.

Response 24. The Fund respectfully declines to make the requested addition. The use of investment vehicles is not a principal investment strategy of the Fund. The referenced risk is included in case the Fund makes opportunistic investments in such vehicles.

Page A-11 – Lender Liability

Comment 25.	Please consider adding disclosure about the potential costs associated with any lawsuit regardless of the outcome.

Response 25. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Lisa N. Larkin

Megan Miller

July 31, 2024

Page A-12 – Special Risks of Highly Leveraged or other Risky Portfolio Companies

Comment 26.	Disclosure refers to the Fund’s investments in zero-coupon or pay-in-kind securities. Please disclose the risks presented by investments in PIK and OID securities, including:

• The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

• The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

• Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

• PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

• Use of PIK and OID securities may provide certain benefits to the Fund’s Adviser including increasing management fees and incentive compensation.

Response 26. The Fund does not anticipate investing in OID securities. The Fund will include relevant risk disclosure related to PIK securities in Post-Effective Amendment No. 1.

Page A-12 – Risks of Using Derivative Instruments

Comment 27.	If derivatives are a principal investment risk, please add corresponding disclosure to the Fund’s discussion of principal investment strategies.

Response 27. The Fund confirms the use of derivatives is not part of the Fund’s principal investment strategies.

Page A-13 – Effect of Varying Terms of Classes of Units

Comment 28.	Disclosure refers to the possibility that the Fund may issue preferred units. Please confirm that the Fund will not issue preferred units within one year of the effectiveness of the registration statement. Otherwise, please add appropriate strategy, risk, and dividend expenses disclosure.

Response 28. The Fund confirms it will not issue preferred units within one year of the effectiveness of the registration statement.

Lisa N. Larkin

Megan Miller

July 31, 2024

Page A-14 – Obligations of Unitholders Relating to Credit Facilities

Comment 29.	Disclosure refers to the Fund’s possible use of subsidiaries. Please disclose:

• That “Subsidiary” ” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

• That the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

•  That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of section 18.

•  That any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

• That the Subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (section 17). Also, please identify the custodian of the Subsidiary, if any.

•  Any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the Subsidiary.

• Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

•  Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

•  If the Subsidiary is a foreign corporation, please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

•  If the Subsidiary is wholly-owned, please confirm in correspondence that that the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table. Please also confirm that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Lisa N. Larkin

Megan Miller

July 31, 2024

Response 29. The Fund respectfully declines to make the requested disclosure. The Fund does not anticipate forming any subsidiaries and has removed the referenced language from the risk factor. The Fund notes that it does not currently have any subsidiaries and, as such, no subsidiary has a principal investment strategy that may constitute a principal investment strategy of the Fund. In the future, if the Fund establishes a subsidiary, the financial statements of such subsidiary will be consolidated with those of the Fund as required under applicable rules and regulations. Similarly, if, in the future, the Fund establishes such a subsidiary, the subsidiary and its board of directors will agree to inspection by the Staff of such subsidiary’s books and records in accordance with section 31 of the 1940 Act and the rules thereunder.

Page A-15 – Consequences of Failure to Pay Commitment in Full

Comment 30.	Disclosure states that a defaulting unitholder “may lose all or a portion of its economic interest in the Fund.” In a section titled, “Default Provisions” on page A-30, disclosure states remedies for default may include causing a unitholder “to forfeit a significant portion of its Units or to transfer its Units to a third party for a price that is less than the net asset value of such Units.” Please supplementally explain the legal basis for these statements, including how they are consistent with the requirements of the 1940 Act, e.g., section 23, and the circumstances that determine the amount such unitholder may lose.

Response 30. The referenced disclosure summarizes the contractual default provision included in the Amended and Restated Limited Liability Company Agreement of the Fund (the “LLCA”). By becoming a Unitholder of the Fund, investors agree to be bound by the terms of that agreement and the default provisions contained therein. Pursuant to the LLCA, if a Unitholder fails to make a capital contribution when due and has also failed to make such contribution within seven business days following the Fund’s notice of such failure, the Fund may, among other things, cause such Unitholder to forfeit such number of Units as is necessary to prevent any increase in the aggregate net asset value of the Units held by such Unitholder as a result of the contribution of capital by other Unitholders with respect to their Units, which forfeited Units may be cancelled on the Fund’s books or may be transferred to other, non-defaulting Unitholders.

To the extent that section 23 of the 1940 Act is implicated by this provision, the Fund submits that the remedies set forth in the LLCA are aligned with the principles of section 23 as they are consented to by the Unitholders at the time of their commitment and the Unitholders have been provided with notice of such remedies and are fully informed of the potential for such remedies to be employed.

Lisa N. Larkin

Megan Miller

July 31, 2024

Page A-15 – Limited Liability of the Adviser

Comment 31.	Disclosure states that the Fund will be required to indemnify the Adviser, and other related and/or affiliated parties, for certain losses arising out of its activities on behalf of the Fund. Please clarify that such indemnification is subject to the requirements of the 1940 Act.

Response 31. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-15 – Conflicts of Interest

Comment 32.	Please add more fulsome disclosure about the conflicts of interest to which the Fund and unitholders are subject. For example, disclose conflicts of interest that may arise regarding the allocation of investment opportunities by the Adviser between the Fund and its other clients, including joint ventures. Also, disclose conflicts of interest that may arise in relation to the Adviser’s selection of investments or techniques (such as leverage) that have the effect of increasing their compensation.

Response 32. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-20 – Item 9.1(b) Investment Adviser

Comment 33.	Please state that the discussion regarding the board’s basis for approving the investment advisory contract is included in the annual/semi-annual report, as applicable, and provide the period covered by the report. See Item 9.1(b) of Form N-2.

Response 33. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-21 – The Private Credit Group

Comment 34.	Disclosure states that “The Private Credit Group is launching the Fund as its ninth Direct Lending Fund.” The disclosure in this section and in the next section titled, “The Private Credit Group’s Investment Committee,” is confusing in light of other disclosure and exhibits that refer to TCW Asset Management Company LLC as the Adviser. Please revise these two sections, and perhaps add disclosure earlier in the registration statement, to clarify who The Private Credit Group is and what relevance it has to the Fund.

Response 34. The Fund respectfully declines to make the requested changes. The Fund believes the disclosure identified by the Staff is clear and notes it is consistent with prior filings reviewed by the Staff.

Lisa N. Larkin

Megan Miller

July 31, 2024

Page A-22 – The Private Credit Group

Comment 35.	Disclosure identifies “Key Persons” of the Fund. Earlier disclosure on page A-7 regarding “Key Personnel” does not identify all of the same individuals. Please reconcile.

Response 35. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-24 – Interim Incentive Fee and Adviser Return Obligation

Comment 36.	Please supplementally explain the basis for imposing an interim incentive fee and adviser return obligation and how such fees/obligations are consistent with the requirements of section 205 of the Investment Advisers Act of 1940.

Response 36. The Fund submits that its use of an incentive fee does not implicate section 205 of the Advisers Act and the rules thereunder because the incentive fee paid to the Adviser is not “on the basis of a share of capital gains upon or capital appreciation of the funds or any portion of the funds” of the Fund.

Page A-25 – Item 9.1(c) Portfolio Management

Comment 37.	Please state that the Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities in the Fund. See Item 9.1(c) of Form N-2.

Response 37. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-25 – Item 9.1(d) Administrator

Comment 38.	Please state the compensation to be paid to the Administrator. See Item 9.1(d) of Form N-2.

Response 38. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page A-26 – Item 9.1(f) Expenses

Comment 39.	Disclosure refers to “organizational expenses and expenses associated with the issuance of the Units and issuance of interests in a related entity organized and managed by TCW as a feeder fund for the Fund.” Please confirm this is not a “master-feeder structure” – otherwise add appropriate disclosure throughout the registration statement.

Response 39. The Fund confirms this is not a “master-feeder structure” and, as a result, the requested disclosure is not required.

Lisa N. Larkin

Megan Miller

July 31, 2024

STATEMENT OF ADDITIONAL INFORMATION

Page B-3 – Item 18. Management

Comment 40.	Please add the required addresses to the director table. See Item 18.1 of Form N-2.

Response 40. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Comment 41.	Under the column titled, “Principal Occupation(s) During the Past 5 Years,” please identify the relevant company and state the principal business of such company unless the principal business is implicit in its name. See Item 18.1, Instr. 3 of Form N-2.

Response 41. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Page B-10 – Item 19. Control Persons and Principal Holders of Securities

Comment 42.	Please ensure that the disclosure here is consistent with the disclosure in the section titled, “Item 9.3. Control Persons.”

Response 42. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

PART C

Item 30. Indemnification

Comment 43.	Disclosure refers to limitations imposed by the 1940 Act on director indemnification. Please add disclosure about limitations imposed by the 1940 Act on investment adviser indemnification (e.g., section 17(i)).

Response 43. The requested disclosure will be reflected in Post-Effective Amendment No. 1.

Lisa N. Larkin

Megan Miller

July 31, 2024

Amended and Restated Limited Liability Company Agreement

Comment 44.	In section 12.1.5 titled, “Other Agreements,” disclosure states, “Notwithstanding the provisions of this Agreement or any Subscription Agreement, but subject to the 1940 Act, applicable federal securities law, and any other registered investment company requirements, it is hereby acknowledged and agreed that the Board on behalf of the Company, without the approval of any Member or any other Person, may enter into a side letter or similar agreement with a Member, executed in connection with the admission of such Member to the Company, which agreement has the effect of establishing rights under, or altering or supplementing the terms of this Agreement or such Member’s Subscription Agreement in order to meet certain requirements of such Member (an ‘Other Agreement’)”.

Please explain to us:

•  How having Subscription Agreements and/or Side Letters with different terms would comply with section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

• Whether different terms in any Subscription Agreements and/or Side Letters could have a material, negative effect on other Fund investors;

• Whether the terms of different Subscription Agreements and/or Side Letters will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;

• Whether the terms of these Subscription Agreements and/or Side Letters include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

•  Whether the terms of these Subscription Agreements and/or Side Letters have a direct or indirect effect on the management fee attributable to the applicable unitholders with whom such agreements are made.

Response 44. The Fund will not enter into any Subscription Agreement and/or Side Letter that will result in the terms described in the Staff’s comment.

Comment 45.	Regarding section 13.8.5 titled, “Submission to Jurisdiction; Venue; Waiver of Jury Trial”:

• Please disclose in an appropriate location in the prospectus that unitholders waive the right to a jury trial.

•  Disclosure states that any legal action or proceeding or relief may be brought only in the state courts of Delaware. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that unitholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Lisa N. Larkin

Megan Miller

July 31, 2024

Response 45. The Fund respectfully declines to make the requested change to the organizational document but confirms supplementally that the Fund will comply with federal securities laws.

The requested disclosure will be reflected in Post-Effective Amendment No. 1.

*  *  *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3495 or Vadim Avdeychik at (212) 878-3055. Thank you.

Best Regards,

/s/ Emily Picard
Emily Picard
Clifford Chance US LLP

cc:	TCW Asset Management Company LLC

Zachary Edelman

Clifford Chance US LLP

Vadim Avdeychik